INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
	American Gas Index Fund, Inc.:
We have examined management's assertion about
American Gas Index Fund, Inc.'s (the "Fund's") compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of
1940 (the "Act") as of March 31, 2000, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000, and with respect to agreement of security purchases and sales, for the period from October 13, 1999, the date of our last examination, through March 31, 2000:

* Confirmation of all securities held by Rushmore
Trust and Savings, FSB ("Rushmore Trust") in book entry form for the account of the Fund;

* Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by Mellon Bank, N.A. ("Mellon"), as agent for Rushmore Trust;

* Confirmation with Mellon of all securities held by Mellon in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of the Rushmore Trust and the Fund;

* Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with the broker's records; and

* Agreement of two security purchases and two security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that American
Gas Index Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Board of Directors of American Gas Index Fund, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
Princeton, New Jersey
April 25, 2000









Management Statement Regarding
Compliance with
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of American Gas
Index, Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of March 31, 2000 and from
October 13, 1999 (last examination date) through March
31, 2000.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of March 31, 2000 and from October 13, 1999
(last examination date) through March 31, 2000, with respect to securities reflected in the investment accounts of American Gas Index Fund, Inc.


Richard J. Garvey
Chairman



Edward Karpowicz
Controller